SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT SIX, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND, LP, MPF INCOME FUND 26, LLC, MP VALUE FUND 5, LLC, MP VALUE FUND 7, LLC, MPF INCOME FUND 24, LLC, MPF FLAGSHIP FUND 13, LLC, MPF BADGER ACQUISITION CO. 2, LLC, MPF BLUE RIDGE FUND I, LLC, MPF PLATINUM FUND, LP, MPF OPPORTUNITY FUND, LP, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK)
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,500,000	$290.25

*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Units at a purchase price equal to $5 per Unit in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,902.50
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 1, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund, LP, MPF Income Fund 26, LLC, MP Value Fund 5, LLC, MP Value Fund 7, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MPF Badger Acquisition Co. 2, LLC, MPF Blue Ridge Fund I, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 500,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units” or “Shares”)  in Apple REIT Six, Inc. (the “Corporation”), the subject company, at a purchase price equal to $5 per Share, less the amount of any dividends declared or made with respect to the Shares between September 1, 2011 (the “Offer Date”) and October 28, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2011 (the “Offer to Purchase”) and the related Assignment Form.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 8,106.88 Shares. Following purchase of all of the tendered Shares, the Purchasers will own an aggregate of approximately 8,106.88 Shares, or approximately 0.009% of the total outstanding Shares.

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 12, 2011

MPF Northstar Fund, LP, MPF Income Fund 26, LLC, MP Value Fund 5, LLC, MP Value Fund 7, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MPF Badger Acquisition Co. 2, LLC, MPF Blue Ridge Fund I, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, Coastal Realty Business Trust

By: MacKenzie Patterson Fuller, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:            /s/ Chip Patterson
 Chip Patterson, Senior Vice President